Exhibit 99.1

28 January 2020

Motif Bio plc

("Motif Bio" or the "Company")

Corporate Update

Agreement with Hercules Capital, Inc

Reclassification as a Rule 15 Cash Shell

Motif Bio plc (AIM/Nasdaq: MTFB) today provided an update on recent corporate developments following the General Meeting held on 14 November 2019 (the “General Meeting”).

Agreement with Hercules Capital, Inc

The Company and its wholly owned subsidiary, Motif BioSciences Inc. (“Motif Inc”), have entered into a loan Amendment and Release agreement with Hercules Capital Inc. ("Hercules"), the senior secured lender to Motif Inc, regarding certain actions which fully satisfy the conditions attached to the Company’s previously announced agreement in principle with Hercules (the “Hercules Agreement”).

Pursuant to the terms of the Hercules Agreement:

-	Hercules is relinquishing the loan guarantee provided by the Company and relieving Motif Bio plc of any future obligations to Hercules related to the November 2017 Hercules Loan to Motif Inc (the “Loan Agreement”).

-	Motif Inc. has granted Hercules a perfected security interest in all of its intellectual property.

-	To facilitate the wind down of Motif Inc. and potential sale of iclaprim related assets, Hercules has agreed with Motif Inc. to certain forbearance provisions under the Loan Agreement through to June 2020.

-	The terms of the Hercules Agreement are effective immediately, except for provisions of a release that relate to the pledge of Motif Bio’s interest in Motif Inc. which will become effective no later than 10 May 2020, being approximately 100 days after Hercules’s security interest in all of the intellectual property of Motif Inc. is perfected, provided that no voluntary or involuntary bankruptcy filing has occurred with respect to Motif Bio or Motif Inc.

-	Consistent with the resolutions passed at the General Meeting, the Company is granting to Hercules warrants over 24,267,408 ordinary shares and warrants over 97,069,633 ordinary shares which aggregate to 121,337,041 ordinary shares of 0.01 pence (“Ordinary Shares”), representing a total of 25 per cent of the Company's outstanding share capital (the “Hercules Warrants”). The Hercules Warrants will expire on 27 January 2025 and have an exercise price of 0.42 pence, which is consistent with the placing price of the Company’s Conditional Placing, which was announced on 2 October 2019.

-	Motif Inc. has ceased all operations and has engaged Tamarack Associates to facilitate the sale of iclaprim and other assets of Motif Inc. In spite of a comprehensive outreach program, no transaction is currently pending for the sale of Motif Inc.’s assets and there is no assurance that there will be a transaction to monetise the assets.

-	Consistent with the wind-down of operations of Motif Inc. and potential future sale of its assets, John Palmer of Tamarack Associates is being appointed as sole Executive Officer of Motif Inc. and Bernadette Barron of Barron Business Consultants is being appointed as the sole, independent non-executive officer of Motif Inc. Concurrent with these appointments, Graham Lumsden, Jonathan Gold, and David Huang have resigned as officers of Motif Inc. and Graham Lumsden has resigned as director of Motif Inc.

-	Consistent with the information provided in the circular dated 25 October 2019, current directors have agreed to forfeit their outstanding vested and non-vested options. Graham Lumsden is voluntarily forfeiting 8,148,800 vested and non-vested options, Jonathan Gold is voluntarily forfeiting 1,330,941 vested and non-vested options, and Bruce Williams is voluntarily forfeiting 422,118 vested and non-vested options.

-	Consistent with the information provided in the circular dated 25 October 2019, former directors Dr. Craig Albanese, Charlotta Ginman, Zaki Hosny, Dr. Mary Lake Polan, and Andrew Powell have forfeited their previously outstanding vested and non-vested options. In exchange for their forfeiture of their previously agreed Board fees, the Company is issuing to each of the above named former directors options over 1,200,000 ordinary shares at an exercise price of 0.24 pence (being the closing price on the date of execution of the Hercules agreement).

Reclassification as a Rule 15 Cash Shell

Following the execution of the Hercules Agreement, the Company will be reclassified as an AIM Rule 15 cash shell with immediate effect. As such, the Company will be required to make an acquisition which constitutes a reverse takeover under the AIM Rules within six months, failing which the Company's ordinary shares would be suspended from trading on AIM pursuant to AIM Rule 40.

The Company’s Directors are focused on sourcing an appropriate reverse takeover candidate for Motif Bio. There is no assurance that the effort will be successful to source and/or complete a reverse takeover transaction. The Company’s Directors will provide shareholders with further updates as appropriate.

Current Financial Position

Motif Bio’s cash balance was approximately £0.4 million as at 27 January 2020 and the Company currently has sufficient working capital to May 2020. As such, the Directors continue to impose disciplined cost controls and the Company is maintaining very limited operations.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

Forward-Looking Statements

When used in this Press Release, the words or phrases "intends," "anticipates," "expected to be" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including, but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected, and other risks described in the Company's filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company advises readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revision which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014
1	Details of the person discharging managerial responsibilities/person closely associated
a.	Name	Graham Lumsden
2	Reason for notification
a.	Position/Status	Chief Executive Officer
b.	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	Motif Bio Plc
b.	LEI	54930080DN00QTIUUU84
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the financial instrument, type of instrument Identification Code	Options over Ordinary Shares GB00BVVT4H71
b.	Nature of the transaction	Forfeiture of Vested and Non-Vested Options
c.	Price(s) and volume(s)
		Price(s) N/A	Volume(s) 8,148,800

d.	Aggregated information - Aggregated Volume - Price	n/a - single transaction
e.	Date of the transaction	27 January 2020
f.	Place of the transaction	Outside a trading venue

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014
1	Details of the person discharging managerial responsibilities/person closely associated
a.	Name	Jonathan Gold
2	Reason for notification
a.	Position/Status	Chief Financial Officer
b.	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	Motif Bio Plc
b.	LEI	54930080DN00QTIUUU84
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the financial instrument, type of instrument Identification Code	Options over Ordinary Shares GB00BVVT4H71
b.	Nature of the transaction	Forfeiture of Vested and Non-Vested Options
c.	Price(s) and volume(s)
		Price(s) N/A	Volume(s) 1,330,941

d.	Aggregated information - Aggregated Volume - Price	n/a - single transaction
e.	Date of the transaction	27 January 2020
f.	Place of the transaction	Outside a trading venue

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014
1	Details of the person discharging managerial responsibilities/person closely associated
a.	Name	Bruce Williams
2	Reason for notification
a.	Position/Status	Non-Executive Chairman
b.	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	Motif Bio Plc
b.	LEI	54930080DN00QTIUUU84
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the financial instrument, type of instrument Identification Code	Options over Ordinary Shares GB00BVVT4H71
b.	Nature of the transaction	Forfeiture of Vested and Non-Vested Options
c.	Price(s) and volume(s)
		Price(s) N/A	Volume(s) 422,118

d.	Aggregated information - Aggregated Volume - Price	n/a - single transaction
e.	Date of the transaction	27 January 2020
f.	Place of the transaction	Outside a trading venue